UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INTERNET INITIATIVE JAPAN INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

J24210-10-6

(CUSIP Number)

Shinji Kume

Nippon Telegraph and Telephone Corporation

2-3-1 Otemachi

Chiyoda-ku, Tokyo 100-8116, Japan Tel: +81-3-5205-5827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert W. Mullen, Jr.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

212-530-5150

July 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. J24210-10-6

1	NAME OF REPORTING PERSON NIPPON TELEGRAPH AND TELEPHONE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -10,095,000-
	8	SHARED VOTING POWER -2,040,000*-
	9	SOLE DISPOSITIVE POWER -10,095,000-
	10	SHARED DISPOSITIVE POWER -2,040,000*-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,135,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as the sole and direct stockholder of NTT Communications Corporation.

1	NAME OF REPORTING PERSON NTT COMMUNICATIONS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -2,040,000-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -2,040,000-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 (the “Third Amendment”) amends the initial Schedule 13D (the “Initial Schedule 13D”) filed on September 25, 2003 with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on December 15, 2006 and Amendment No. 2 thereto filed on July 11, 2013 (the “First Amendment” and “Second Amendment”, respectively, and, together with the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D), with respect to the shares of common stock, par value JPY 50,000 per share (the “Common Shares”), of Internet Initiative Japan Inc. (the “Company”). Capitalized terms used but not otherwise defined in this Third Amendment have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The description contained herein supplements Item 5 in the Schedule 13D and should be read in conjunction therewith.

On July 18, 2013, the Company issued new Common Shares which were not subscribed for by the Reporting Persons and which had the effect of decreasing the Reporting Persons’ respective percentage ownership of the Company. The cover pages of this Third Amendment set forth the number of Common Shares of the Company owned by the Reporting Persons and the Reporting Persons’ percentage ownership of the Company adjusted to reflect the new issue of Common Shares. Such information is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description.

1.*	Lock-up Agreement (English translation), dated July 10, 2013, by Nippon Telegraph and Telephone Corporation.

2.*	Lock-up Agreement (English translation), dated July 10, 2013, by NTT Communications Corporation.

3.**	Joint Filing Agreement of the Reporting Persons, dated September 25, 2003.

*	Previously filed as an Exhibit to the Schedule 13D/A filed with the Commission on July 11, 2013.

**	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on September 25, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Hiroshi Tsujigami
Name:	Hiroshi Tsujigami
Title:	Director and Senior Vice President Corporate Strategy Planning Department

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2013

NTT COMMUNICATIONS CORPORATION

By	/s/ Shuichi Sasakura
Name:	Shuichi Sasakura
Title:	Senior Vice President Executive Manager of Corporate Planning Department

EXHIBIT INDEX

1.*	Lock-up Agreement (English translation), dated July 10, 2013, by Nippon Telegraph and Telephone Corporation.

2.*	Lock-up Agreement (English translation), dated July 10, 2013, by NTT Communications Corporation.

3.**	Joint Filing Agreement of the Reporting Persons, dated September 25, 2003.

*	Previously filed as an Exhibit to the Schedule 13D/A filed with the Commission on July 11, 2013.

**	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on September 25, 2003.